Jerome S. Flum
Chief Executive Officer

August 28, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Creditriskmonitor.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File No. 001-08601

Dear Mr. Spirgel:

We are in receipt of your letter dated August 11, 2009 in which you noted that the staff of the Securities and Exchange Commission has reviewed the above referenced filing.  We submit the following information in response to the Comment Letter.  To assist your review, we have organized our response in the same fashion as your letter, repeating your comments for ease of reference.

Business, page 2

1.	In future filings please expand your disclosure to address the following:
•	The nature of your "proprietary" rights with respect to the FRISK2 score (as referenced on page two);
•	Your current U.S. market share; and
•
The manner in which you obtain the credit reports and data you use to create your reports and FRISK2 score, including the Moody’s Investors Service and Standard & Poor’s ratings, trade payment data and financial statements.  Such disclosure should clarify which products and services you create and which ones you merely distribute.  See Item 101(h)(4) of Regulation S-K.

RESPONSE

a) FRISK2 score:

We propose to revise the last sentence of the first full paragraph on page 3 of our next Form 10-K filing (which begins “… Beginning in 2007, …”) to read as follows:

704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110

“The FRISK2 score is updated daily, based on the latest information available to the Company, and is derived from a statistical model back-tested on 10,000 companies over a multi-year period and continually monitored by the Company. Preparation of the FRISK2 score involves the use of executable software created expressly for and owned by the Company as well as sophisticated algorithms and weighting techniques which are proprietary Company trade secrets.”

b) market share:

We propose to revise the first full paragraph on page 4 of our next Form 10-K filing (which begins “There is little hard data of the size of CRMZ’s market.)” to add the following additional sentences at the end thereof:

“D & B, our major competitor, has disclosed that it generated approximately $790 million from its Risk Management Solutions business (i.e., credit information services revenue) in the U.S. for 2008.  The remaining market is extremely fragmented with numerous other vendors.  On that basis, we estimate that we have less than 1% of the U.S. market.”

c) manner of obtaining reports and data:

We propose to add the following additional paragraph on page 3 or 4 of our next Form 10-K filing:

“The Company has contractual agreements with its data suppliers, including Moody’s and S&P, to redistribute their information as part of our service.  We also obtain financial statement data from Thomson Reuters.  Although we report some of this “raw” data directly on our website, the critical elements of our service -- the ratio analysis and trend reports, the peer analyses, the Altman Z” default scores and the FRISK2 score –- are computed by the Company using its own algorithms and weighting techniques based on this information.  Further, both subscribers and non-subscribers provide us with trade payment data that is aggregated and reported without disclosing the source of this information.”

Management’s Discussion and Analysis of Financial Condition..., page 10

2.
The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  We note your statement on page 14 that you intend to increase the size of your sales force, invest in product development, operating infrastructure, marketing and promotion.  In future filings please provide more detailed and quantified disclosure, to the extent practicable, about the costs associated with such actions and discuss their likely impact on your operating results, liquidity and capital resources.

704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110

RESPONSE

We propose to add the following disclosure as part of our statement on page 14 of our next Form 10-K filing:

“The Company believes that these expenditures will help it to maintain the sustained revenue growth it has experienced over the last several years.  We anticipate that sales and marketing expenses will continue to increase in dollar amount and as a percentage of revenues in 2009 and future periods as the Company continues to expand its business on a worldwide basis.  Further, the Company expects that product development expenses will also continue to increase in dollar amount and may increase as a percentage of revenues in 2009 and future periods because it expects to employ more development personnel on average compared to prior periods and build the infrastructure required to support the development of new and improved products and services.  However, as these expenditures are discretionary in nature, the Company expects that the actual amounts incurred will be in line with its projections of future cash flows in order not to negatively impact its future liquidity and capital needs.”

3.
We note that your future success will be dependent upon your ability to increase subscribers.  Because this is such important metric to understanding your operations, in future filings, disclose your number of subscribers for the periods being presented.  Also, if available provide data as to the nature of your subscribers (e.g. one time subscribers who purchase single credit reports versus annual subscribers).

RESPONSE

We note that disclosing the exact number of subscribers at successive points in time is not customary in our industry, and we believe that to do so in future filings will be detrimental to our competitive position.  In addition to competing with a few public companies, such as Dun & Bradstreet, who are much larger than we are and do not make this disclosure, we also have a number of privately-owned competitors.  We are continually advised by current and prospective clients that they have been contacted by our competitors in an effort to take their business from us.  By disclosing the number of our subscribers, it would be possible for these competitors to back into our subscription pricing, thus enabling them to reduce their prices with precision in order to undercut us in the marketplace.  As disclosed in prior years, we were involved in litigation with one of our principal competitors between the years 2001 to 2005, related to the theft of our client records and the subsequent loss of targeted customers, so we are quite aware of the competitive damage that can be done by the requested disclosure.  At the same time, we believe we can make other disclosures of relevant information that will substantially mitigate the absence of disclosure of the number of our subscribers.  Accordingly, we propose to add the following disclosure on page 4 of our next Form 10-K filing, after the disclosure regarding the size of our market set forth under item 1(b) above:

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“CRMZ’s annual fixed-price subscription service represented over 95% of its fiscal 2008 operating revenues.  This annual service is sold to a diverse customer base with no single customer representing more than 2% of 2008 operating revenues.  Accordingly, the Company is not dependent on a single customer nor on a few large customers, such that a loss of any one customer would have a material adverse effect on its financial condition or results of operations.”

The foregoing disclosure is also responsive to your comment regarding the nature of our subscribers.

Financial Condition, Liquidity and Capital Resources, page 11

4.
We note your statement on page 11 that you believe you have sufficient resources to meet your working capital and capital expenditure needs for the foreseeable future.  In future filings please provide a more detailed discussion of your ability to meet your long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release No. 34-26831 and footnote 43 of Release No. 34-48960.

RESPONSE

We propose to replace the referenced statement with the following disclosure on page 11 of our next Form 10-K filing:

“The Company believes that its existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements through at least the next 12 months.  Moreover, the Company has been cash flow positive for the last 4 fiscal years and the balance of cash, cash equivalents and marketable securities at December 31, 2008 was equal to approximately 60% of its revenues in fiscal 2008.  Further, the Company has no long-term debt.  However, the Company’s liquidity could be negatively affected if it were to make an acquisition or license products or technologies, which may necessitate the need to raise additional capital through future debt or equity financing.  Additional financing may not be available at all or on terms favorable to the Company.”

704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110

Summary Compensation Table, page 47

5.
We note your statement that a portion of Mr. Flum’s salary has been deferred.  Please confirm that the deferred amounts are disclosed in your summary compensation table for the fiscal year in which they were earned.  See Instruction four to Item 402(n)(2) of Regulation S-K.

RESPONSE

During the years 1999 through 2003, Mr. Flum agreed to defer a portion of his annual salary as a means of conserving the Company’s cash during this start-up period.  The rules related to compensation disclosure at that time did not require the “gross-up” of his salary by the amounts deferred.  In 2006, the SEC adopted new executive compensation disclosure requirements, including the afore-mentioned Instruction four to Item 402(n)(2) of Regulation S-K.  The Summary Compensation Table for 2008 represents the first time since the adoption of these new rules that Mr. Flum received payment of previous year deferrals.  Although the current rules require that “deferred” amounts be reflected in the table in the year earned, and not the year deferred, we believe it was appropriate that it should be shown in the 2008 compensation column as it had not been previously reflected in a prior year’s table.  The footnote to the 2008 Summary Compensation Table sets forth the reason and timing of these deferrals as well as the repayments of deferred amounts in prior years and concludes with the disclosure that, “In April 2008, the Company paid in full the remaining deferred compensation of $58,890 owed to Mr. Flum.”  Accordingly, we believe that no additional or revised disclosure is necessary in future filings.

Signatures, page 54

6.	Your Form 10-K should also be signed by your controller or principal accounting officer. See Item D(2)(a) of Form 10-K.

RESPONSE

Mr. Fensterstock, our Senior Vice President and Chief Financial Officer, has also performed the duties of principal accounting officer since his hiring in January 1999.  Future filings will note that Mr. Fensterstock is also our principal accounting officer.

*     *     *     *

704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110

Management of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

Jerome S. Flum
Chief Executive Officer

704 Executive Blvd. Suite A     Valley Cottage, NY     10989     p 845.230.3030     f 845.267.4110